UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                     to
Commission File Number: 001-12665
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204
Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:
Tas Panos, Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6147

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS Savings Plan
Financial statements and report of
Independent registered public accountants
As of December 31, 2007 and 2006,
And for the Year Ended December 31, 2007

PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE	17
Consent of Chapman, Hext and Co., P.C.
Consent of Chapman, Hext & Co., P.C.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Committee of
ACS Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further discussed in Note B, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of and for the year ended December 31, 2007.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on pages 18 and 19, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Chapman, Hext & Co., P.C.
Richardson, Texas
June 17, 2008

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS
Investments
Non-interest bearing cash	$717	$7,782
Participant directed investments (at fair value)	636,746,270	588,367,850

	636,746,987	588,375,632

Contributions receivable
Employer	364,950	219,763
Participants	2,514,134	1,570,550

Total contributions receivable	2,879,084	1,790,313

Total assets	639,626,071	590,165,945

LIABILITIES
Operating payables	40,500	118,697

Net assets available for plan benefits	$639,585,571	$590,047,248

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Earnings on investments
Net appreciation in fair value of assets	$35,297,323
Interest	6,401,155

Total earnings on investments	41,698,478

Contributions
Employer	9,597,288
Participants	62,263,127
Participant rollovers	7,527,936

Total contributions	79,388,351

Total additions	121,086,829

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	81,897,886
Plan expenses	320,505

Total deductions	82,218,391

Increase in net plan assets before net transfers to the plan	38,868,438

NET TRANSFERS IN DUE TO MERGERS (NOTE J)	10,669,885

Increase in net assets	49,538,323

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of the year	590,047,248

End of the year	$639,585,571

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc. (the “Company”) is the sponsor and administrator of the Plan. Mellon Bank N.A. is the Plan Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.
401(k) Provisions
Contributions are by salary reduction and are at the employee’s discretion within limits imposed by the 401(k) provisions of the Plan and the applicable Internal Revenue Code sections. The participant accounts are “participant directed accounts”.
Plan Amendments
The Plan was amended during the years ended December 31, 2007 and 2006.
A summary of the 2007 plan amendments are as follows.
On March 1, 2007, the Systech Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Systech Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of Systech Inc. shall participate in the Plan.
On March 19, 2007, the ACS Plan was amended to provide specific discretionary employer profit-sharing contributions for certain employees of ACS Human Services, LLC who were previously employees of the State of Indiana.
On April 1, 2007, the LiveBridge, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the LiveBridge, Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of LiveBridge, Inc. shall participate in the Plan.
On June 1, 2007, the Primax Recoveries Incorporated Employees’ 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Primax Recoveries Incorporated Employees’ 401(k) Plan to the ACS Plan was authorized. Eligible employees of Primax Recoveries Incorporated shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — PLAN DESCRIPTION
During 2007, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of Exigent Computer Group, Inc., Albion, Inc., and Walt Disney Company to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
Exigent Computer Group, Inc.	January 1, 2007
Albion, Inc.	April 17, 2007
Walt Disney Company	May 5, 2007
A summary of the 2006 plan amendments are as follows.
On January 1, 2006, the ACS Consultant Holdings Plan (formerly known as Superior Consultant Holdings Corp. 401(k) Profit Sharing Plan) merged into the ACS Savings Plan. A transfer of all assets and liabilities of the ACS Consultant Holdings Plan to the ACS Plan was authorized. Former participants in the ACS Consultant Holdings Plan shall participate in the Plan.
On January 1, 2006, the ACS Plan was amended to accept the transfer of the assets attributable to the benefits of HR Solutions employees from the Mellon Human Resources & Investor Solutions, Inc. 401(k) Savings Plan into the ACS Plan.
On April 1, 2006, the ASCOM Transport Systems, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the ASCOM Transport Systems, Inc. 401(k) Plan to the ACS Plan was authorized. Eligible employees of ASCOM Transport Systems, Inc. shall participate in the Plan.
On June 1, 2006, ACS acquired the assets of Healthcare Consulting Benefits Review LLC. As a result of the acquisition, affected employees became ACS employees. The plan was amended so all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.
On November 30, 2006 ACS acquired the assets of Exigent Computer Group, Inc. As a result of that acquisition, certain employees of Exigent became ACS employees on January 1, 2007, and were eligible to participate in the ACS Plan on January 1, 2007.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — PLAN DESCRIPTION
During 2006, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of GlaxoSmithKline, Inc., MeadWestvaco, Walt Disney Company, and United Technologies Corporation to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
GlaxoSmithKline, Inc.	February 2, 2006
MeadWestvaco	April 1, 2006
Walt Disney Company	February 5, 2006
United Technologies Corporation	March 16, 2006
Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon thereafter as administratively feasible. Participating employees are eligible for matching contributions immediately following completion of a one-year period of service.
Employees can elect to contribute to the Plan for not less than 1% nor more than 18% of compensation. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions. The maximum of contributions allowed by the Internal Revenue Service was $15,500 and $15,000 for 2007 and 2006, respectively. The Company matches the deferral contributions of 25% of pre-tax deferral up to 6% of compensation. No after-tax contributions may be made to the Plan.
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $5,000 and $5,000 for 2007 and 2006, respectively. The catch-up contributions are excluded in calculating the matching compensation.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — PLAN DESCRIPTION
For 2006, Company matching contributions were made to the ACS Employer Stock Fund. However, beginning on September 29, 2006, the ACS employer Stock Fund was frozen due to the invalid registration statement of ACS stock. All contributions made after the suspension of trading have been allocated to the Fidelity Retirement Money Market Portfolio.
For 2007, all matching contributions have been allocated to the Fidelity Retirement Money Market Portfolio.
Allocation
Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated bi-weekly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.
Vesting
Vesting of all employer contributions occurs at the following rates for employees of all employers enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2007 and 2006 is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their vested account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2007 and 2006, interest rates on outstanding loan balances ranged from 3.49% to 11.0%. Total loans outstanding as of December 31, 2007 and 2006 were $17,623,056 and $16,201,814 respectively.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A — PLAN DESCRIPTION
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2007 and 2006, the Plan maintained a balance of $126,356 and $306,325, respectively, in forfeited non-vested accounts and utilized $522,547 and $656,022, respectively, in forfeitures to offset employer contributions and plan expenses.
Plan Administrative Costs
The Plan sponsor absorbs the portion of administrative costs of the Plan not paid by forfeitures.
Funding Policy
It is the policy of the Plan sponsor to remit the employee and employer contribution three business days after the date of payroll.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Actual results may differ from those estimates.
Guaranteed Investment Contracts
As described in Financial Accounting Standards Board Staff position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits should present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. As of December 31, 2007, the Great West Guaranteed fund held approximately $210,672 of assets and is closed to new contributions. The Custodian estimates that contract value approximates fair market value and deems no adjustment necessary.
Investment Valuation and Income Recognition
Mellon Bank N.A. holds the Plan investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Bank N.A. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefit payments are recorded when paid.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE C — DEPARTMENT OF LABOR REVIEW
In May 2006, the Plan sponsor was advised by the U.S. Department of Labor (“DOL”) of their intention to review the Plan under Section 504 of the Employee Retirement Income Security Act of 1974. The DOL began the review in August 2006. The Plan sponsor was notified that the review will remain open until the ACS stock option backdating investigation is complete.
NOTE D — PLAN LEGAL MATTERS
The plan is subject to various outstanding legal proceedings. In 2006, the plan was named as a defendant in the derivative lawsuit investigation. Two lawsuits were filed under the Employee Retirement Income Security Act (“ERISA”) alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS’ Class A common stock as an investment option in light of the alleged stock option issues, as follows:
•	Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O’Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Civil Action No. 306-CV-1592P, in the United States District Court for the Northern District of Texas, Dallas Division, filed August 31, 2006.

•	Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O’Neill, and J. Livingston Kosberg, Case No. 306-CV-02379-M, in the United States District Court for the Northern District of Texas, Dallas Division, filed September 15, 2006.
On February 12, 2007, the Simeon Case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. On December 20, 2007, an Order Preliminarily Approving Settlement was entered in the In re Affiliated Computer Systems [sic] ERISA Litigation consolidated case. Principally, the settlement provides for a payment to the plaintiffs and the ACS Savings Plan of a total of $1.5 million, which includes attorney fees, and is subject to final approval of the court.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE E — INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed an application for a determination letter on February 1, 2008.
NOTE F — INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2007 and 2006:

	2007	2006
Fidelity Growth Company Fund	$83,460,183	$70,012,031
Fidelity Low —Priced Stock Fund	43,398,405	48,464,078
Fidelity Money Market Trust Retirement	107,893,249	96,394,284
Fidelity Spartan US Equity Index Fund	41,139,636	41,259,428
Fidelity Diversified Int’l Fund	56,978,638	45,371,525
Vanguard Global Equity Fund	37,557,466	35,902,256
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan invests in a Master Trust arrangement consisting of common stock. Investment information related to the Master Trust arrangement is as follows:

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE F — INVESTMENTS

	2007	2006
Net assets
Common stock	$34,022,286	$41,643,712

Year Ended
December 31, 2007
Change in net assets:
Contributions	$4,152,763
Interest/Dividends	134,394
Net appreciation of investments	(525,688)
Benefits paid to participants	(266,103)
Net transfer to/from the Fund	(11,116,792)

Net change	$(7,621,426)

The Net Assets of the Master Trust Investment at year end shall equal the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment shall be determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $35,297,323 as follows:

2007
Mutual funds	$35,688,661
Nonemployee corporate stock	850,841
ACS Stock Fund	(1,242,179)

$35,297,323

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE G — INVESTMENT CONTRACTS WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive investment contract with Great West Retirement Services (“Great West”). Great West maintains the contributions in a general account. The account is credited with earnings on the investments and is charged for Plan withdrawals and administrative expenses charged by Great West. Discontinuance of the contract would result in certain surrender charges and market value adjustments as defined by the contract. The contract is included in the financial statements at fair value as reported to the Plan by Great West. Contract value represents deposits made under the contract, plus earnings at guaranteed crediting rates, less withdrawals and administrative expenses. Principal and interest at crediting rates, which are announced in advance on an annual basis, are guaranteed; however, there is no stated maturity date. The average yield for the year ended December 31, 2007 was 3.16%.
NOTE H — RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by Mellon Bank N.A. the custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged. These transactions are exempt party-in-interest transactions.
NOTE I — DERIVATIVES
The Plan has no instruments that, in whole or part, are accounted for as a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, during the current plan year.
NOTE J — PLAN MERGERS
A summary of Plan mergers for 2007 are as follows:
Assets of Systech, Inc. 401(k) Savings Plan were transferred into the ACS Savings Plan in March 2007. The funds transferred totaled approximately $1,244,041 and were reinvested with Mellon in similar investments.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE J — PLAN MERGERS
Assets of LiveBridge, Inc. 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan on April 3, 2007. The funds transferred totaled approximately $2,756,303 and were reinvested with Mellon in similar investments.
Assets of Primax Recoveries Incorporated Employee’s 401(k) Plan were transferred into the ACS Savings Plan in June 2007. The funds transferred totaled approximately $6,354,812 and were reinvested with Mellon in similar investments.
Participant loans of $314,729 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2007.
A summary of Plan mergers for 2006 are as follows:
Assets of Superior Consultant Holdings, Inc. 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan and the Superior Consultant Holdings, Inc. 401(k) Profit Sharing Plan, as it previously existed, was merged in January 2006. The funds transferred totaled approximately $26,293,807 and were reinvested with Mellon in similar investments.
Assets of ASCOM Transport Systems, Inc. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the ASCOM Transport Systems, Inc. 401(k) Retirement Plan, as it previously existed, was merged in April 2006. The funds transferred totaled approximately $6,417,175 and were reinvested with Mellon in similar investments.
Assets of Mellon Human Resources & Investor Solutions, Inc. 401(k) Savings Plan were transferred into the ACS Savings Plan in June 2006. The funds transferred totaled approximately $20,952,895 and were reinvested with Mellon in similar investments.
Participant loans of $2,275,480 were also transferred into the Plan through the various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2006.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE K — RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.
NOTE L — SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional subsidiaries into or eliminate current subsidiaries from the ACS Savings Plan.
On April 4, 2007, ACS acquired substantially all of the outstanding equity interests of CDR Associates, LLC. Effective on March 1, 2008, the CDR Plan merged into and was succeeded by the ACS Plan. As a result of this transaction, eligible employees of CDR Associates, LLC who were participants in the CDR Plan on December 31, 2007, and who were ACS controlled group employees on January 1, 2008 were authorized to participate in the ACS Plan as of January 1, 2008. Prior service with CDR on and after January 1, 2002 shall be credited for all Eligible Employees of CDR for purposes of vesting under the ACS Plan as if such service had been rendered to an ACS controlled group member.
On June 1, 2006, ACS acquired substantially all of the outstanding equity interests of Intellinex, LLC. Effective on March 1, 2008, the Intellinex Plan merged into and was succeeded by the ACS Plan. As a result of this transaction, eligible employees of Intellinex, LLC who were participants in the Intellinex Plan on December 31, 2007, and who were ACS controlled group employees on January 1, 2008 were authorized to participate in the ACS Plan as of January 1, 2008. Prior service with Intellinex shall be credited for all Eligible Employees of Intellinex for purposes of vesting under the ACS Plan as if such service had been rendered to an ACS controlled group member.
On February 19, 2008, ACS acquired substantially all of the outstanding equity interests of Bowers and Associates, Inc. Effective on May 1, 2008, the Bowers and Associates, Inc. Plan merged into and was succeeded by the ACS Plan. As a result of this transaction, eligible employees of Bowers and Associates, Inc. who were participants in the Bowers and Associates, Inc. Plan on April 30, 2008, and who were ACS controlled group employees on May 1, 2008 were authorized to participate in the ACS Plan as of May 1, 2008. Prior service with Bowers and Associates, Inc. shall be credited for all Eligible Employees of Bowers and Associates, Inc. for purposes of vesting under the ACS Plan as if such service had been rendered to an ACS controlled group member.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE L — SUBSEQUENT EVENTS
On March 25, 2008, ACS acquired substantially all of the outstanding equity interests of Communications Development, Inc. (“CDI”) Effective on May 1, 2008, the CDI Plan merged into and was succeeded by the ACS Plan. As a result of this transaction, eligible employees of CDI who were participants in the CDI Plan on May 1, 2008, and who were ACS controlled group employees on May 1, 2008 were authorized to participate in the ACS Plan as of May 1, 2008. Prior service with CDI shall be credited for all Eligible Employees of CDI for purposes of vesting under the ACS Plan as if such service had been rendered to an ACS controlled group member.
On May 20, 2008, ACS entered into the Voluntary Correction Program to amend the Plan to be in full compliance with Internal Revenue Code section 401(k) and (m) plans.
As of December 31, 2007, the Plan sponsor was in the process of amending the plan documents. Some of the amendments will include change in investment line up, employer matching formula and participant fee arrangements.
As of December 31, 2007, the Plan was in the process of obtaining an updated plan determination letter from the Internal Revenue Service.
NOTE M — SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 5,999 and 7,428 terminated participants with vested benefits of $180,357,393 and $169,690,024 as of December 31, 2007 and 2006, respectively.
NOTE N — FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2007
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue,	(c) Description of investment, including	(d) Cost	(e) Current Value
	Borrower, Lessor or	maturity date, rate of interest, collateral,
	Similar Party	par, or maturity value
*	Mellon	AIM Dynamics Inv (Investor Class)		$12,978,935
*	Mellon	American Beacon FDS Small Cap Value Fund		7,812,773
*	Mellon	Blair William Small Cap Growth Fund		3,494,224
*	Mellon	Bridgeway Small Cap Growth Fund		2,417
*	Mellon	Brokerage Account — Self Directed		420,584
*	Mellon	BSDT — Late Money Deposit Account		9,944
*	Mellon	Commonwealth International Australia/New Zealand Fund		2,605
*	Mellon	Direxion Latin American Bull 2x Fund		3,589
*	Mellon	Dreyfus 100% US Treasury Money Market Fund		77,732
*	Mellon	Dreyfus Premier International Greater China Fund		11,028
*	Mellon	EB Temporary Investment Fund II		1,042,618
*	Mellon	Fidelity Aberdeen Trust Freedom 2040 Fund		7,900,251
*	Mellon	Fidelity Diversified International Fund		56,978,638
*	Mellon	Fidelity Equity-Income Fund		26,866,115
*	Mellon	Fidelity Freedom 2000 Fund		3,054,575
*	Mellon	Fidelity Freedom 2010 Fund		11,093,854
*	Mellon	Fidelity Freedom 2020 Fund		17,122,621
*	Mellon	Fidelity Freedom 2030 Fund		12,954,727
*	Mellon	Fidelity Freedom Income Fund		3,084,553
*	Mellon	Fidelity Mount Vernon Growth Company Fund		83,460,183
*	Mellon	Fidelity Investment Japan Small Cos Fund		782
*	Mellon	Fidelity Low-Priced Stock Fund		43,398,405
*	Mellon	Fidelity Money Market Trust Retirement		107,893,249
*	Mellon	Fidelity Spartan US Equity Index Fund		41,139,636
*	Mellon	Franklin Small Cap Growth Fund I — Class A		19,361,735
*	Mellon	Great West Guaranteed Fund		210,672
*	Mellon	Harris Assoc Investment Oakmark Global Select Fund		3,496

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(a)	(b) Identity of Issue,	(c) Description of investment, including	(d) Cost	(e) Current Value
	Borrower, Lessor or	maturity date, rate of interest, collateral,
	Similar Party	par, or maturity value
*	Mellon	Harris Assoc Investment Oakmark International Small Cap Fund		$20,189
*	Mellon	Ishares Silver Fund		147
*	Mellon	Janus Investment Global Technology Fund		1,147
*	Mellon	John Hancock Income Fund III		17,751
*	Mellon	Oneok Partners LP Unit Ltd Partnership		3,063
*	Mellon	Old Mut Advisor Funds II Select Growth (Class Z)		2,048
*	Mellon	Perritt Cap Growth Fund		2,360
*	Mellon	Phoenix Multi-Portfolio Fund Real Estate		12,562,933
*	Mellon	PIMCO High Yield Fund (Admin Class)		8,337,073
*	Mellon	PIMCO Total Return Fund-Admin Class		21,562,795
*	Mellon	Profunds Ultra Emerging Markets		5,647
*	Mellon	Royce Opportunity Fund		16,397
*	Mellon	United States Oil Fund LP units		1,439
*	Mellon	U.S. Global Investors Global Resources Fund		4,694
*	Mellon	Wasatch Advisors Global Technology Fund		6,828
*	Mellon	Wisdomtree Trust International Fund		19,275
*	Mellon	Davis NY Venture Fund		26,677,027
*	Mellon	Vanguard Global Equity Fund		37,557,466
*	Mellon	Vanguard Balanced Fund		17,922,708
*	Mellon	ACS Stock Fund		28,230,585
*	Mellon	Lockheed Martin Stock Fund		5,791,701
*	Participant loans at 3.5% to 11.0%		$0	17,623,056

				$636,746,270

*	Denotes a party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

	By:	Affiliated Computer Services, Inc. Plan Administrator

	By:	/s/ Lora Villarreal

	Name:	Lora Villarreal
	Title:	Executive Vice President and Chief People Officer
Date: June 20, 2008

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

*	Filed herewith